SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
July 14, 2008
VIA EDGAR TRANSMISSION
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Silverleaf Resorts, Inc. (the “Registrant”) Form 10-K for the fiscal year ended December 31, 2007 Filed March 12, 2008
Dear Mr. Gordon:
     In response to your letter dated June 26, 2008 and in accordance with our subsequent telephone conversations, the Registrant has respectfully elected to further appeal the latest position of the Commission by reiterating our previous response, dated June 4, 2008, which is enclosed, and adding the below comments.
COMMISSION STAFF’S COMMENT:
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Operations, page F-4
We note your response in your letter dated June 4, 2008; however, we continue to believe that it is not appropriate to classify interest income earned on notes receivable as revenue in your statements of operations since it is not in accordance with Rule 5-03 of Regulation S-X. In future filings, please revise your statements of income to reclassify interest income accordingly. Please confirm that you will change your presentation beginning with your Form 10-Q for the quarter ended June 30, 2008.

Mr. Daniel Gordon
July 14, 2008

REGISTRANT’S RESPONSE:
For reasons described in our letter dated June 4, 2008, we believe that our current presentation of interest income as operating revenue reflects a more accurate presentation of our business results and is consistent with other registrants competing in the timeshare industry as well as other non-timeshare registrants that have interest income from notes receivable as a primary source of revenue. We feel that comparability within the industry is imperative and our current presentation of interest income presents a more transparent understanding of our business from which investors and analysts gauge our performance. If we reclassify interest income from notes receivable to non-operating income, then we will be the only registrant within the timeshare sector presenting such classification. In addition, we have confirmed through the American Resort Developers Association (“ARDA”) that our current presentation of interest income from notes receivable is generally accepted within the timeshare industry.
     In connection with the above response to your comment, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.
     Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours, Silverleaf Resorts, Inc.
By:	/S/ ROBERT M. SINNOTT
Robert M. Sinnott
Chief Financial Officer

cc:	Jessica Barberich, Staff Accountant Kristina Aberg, Staff Attorney Karen Garnett, Assistant Director Mr. Richard Budd, Silverleaf Audit Committee Chair

Mr. Daniel Gordon
July 14, 2008

SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
June 4, 2008
VIA EDGAR TRANSMISSION
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Silverleaf Resorts, Inc. (the “Registrant”) Form 10-K for the fiscal year ended December 31, 2007 Filed March 12, 2008
Dear Mr. Gordon:
     In response to your letter dated May 23, 2008 and in accordance with our telephone conversation on June 3, 2008, the Registrant has respectfully elected to appeal the preliminary decision of the SEC staff by reiterating and enhancing our previous response, dated May 14, 2008, as follows:
Form 10-K for the year ended December 31, 2007
Consolidated Statements of Operations, page F-4
We note your response to comment 4. However, we continue to believe that it is not appropriate to classify interest income earned on notes receivable as revenue in your statements of operations. Since your company is not a bank and the classification is not in accordance with Rule 5-03 of Regulation S-X, please revise to reclassify interest income accordingly.

Mr. Daniel Gordon
July 14, 2008

RESPONSE:
We consider interest income to be a significant source of our ongoing revenue. In accordance with Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 78, revenues are defined as inflows, enhancements, or settlements that constitute an entity’s ongoing and central operations. Most of our customers deliver promissory notes to us in exchange for our timeshare products. Such notes are generally payable over seven to ten years. Interest income generated from such notes represents a significant portion of our revenue stream (e.g., 19% in 2007). Consequently, we consider interest income to be a critical component of our operations rather than an ancillary non-operating source of income, which requires separate income statement classification under Rule 5-03 of Regulation S-X.
In addition, in accordance with American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions, all changes in time-sharing notes receivable shall be reported on the statement of cash flows as operating activities. It therefore follows that interest income related to such notes represents operating revenues on the income statement. Finally, in accordance with American Resort Development Association’s Uniform System of Accounts for Timeshare Entities, revenue for timeshare entities shall include sales of timeshare interests and interest earned on the related customer installment notes receivable.
We would further like to emphasize that our classification of interest income from notes receivable as revenue is consistent with current industry practice. Examples of similar companies that classify such interest income as a component of revenues include:
Marriott International, Inc. — included in revenues as “timeshare sales and services”
Wyndham Worldwide Corporation — included in revenues as “consumer financing”
Starwood Hotels & Resorts Worldwide, Inc. — included in revenues as “vacation ownership and residential sales and services”
Bluegreen Corporation — included in revenues as “interest income”
ILX Resorts, Inc. — included in revenues as “interest and finance income”
Ashford Hospitality Trust, Inc. — included in revenues as “interest income from notes receivable”

Mr. Daniel Gordon
July 14, 2008

     In connection with the above response to your comment, the Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrant’s filings or responses to your comments on the Registrant’s filings.
     Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours, Silverleaf Resorts, Inc.
By:	/S/ ROBERT M. SINNOTT
Robert M. Sinnott
Chief Financial Officer

cc:	Jessica Barberich, Staff Accountant Kristina Aberg, Staff Attorney Karen Garnett, Assistant Director Mr. Richard Budd, Silverleaf Audit Committee Chair